Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com
January 31, 2018

VIA EDGAR

Mr. Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
 100 F Street, NE
Washington, DC 20549-7010

Re: Cementos Pacasmayo S.A.A.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 28, 2017
File No. 1-35401

Dear Mr. O'Brien:
On behalf of Cementos Pacasmayo S.A.A. (the "Company" or "CPSAA"), we are writing to respond to the comments set forth in the comment letter dated January 22, 2018 (the "comment letter") received from the Staff (the "Staff") of the Office of Manufacturing and Construction relating to the above-referenced annual report on Form 20-F (the "Annual Report") of the Company originally submitted on April 28, 2017, pursuant to the U.S. Securities Act of 1934, as amended.
For convenience of reference, we have reproduced below in bold and italics the text of the comments of the Staff.  The responses and information set forth below are based upon information provided to us by the Company.

Form 20-F for Fiscal Year Ended December 31, 2016

Note 1 Corporate Information, page F-9

Question 1:

We note your response to our comment number 2 from our letter dated December 19, 2017. Please further clarify how you considered paragraphs BC 13 and BC 14 of IFRIC 17 in determining that the spin-off transaction was not within the scope of IFRIC 17. Tell us how you considered the common share ownership of ASPI in your analysis.
Response:

We respectfully respond as follows: the two paragraphs referenced in the Staff's comment state that "unless there is a contractual arrangement among shareholders to control the entity making the distribution, transactions in which the shares or the businesses of group entities are distributed to shareholders outside the group (commonly referred to as spin-off, split – off or demerger) are not transactions between entities or businesses under common control. Therefore they are within the scope of the Interpretation."

In our opinion the case mentioned in paragraphs BC 13 and BC 14, that are referenced to the paragraph B2 of IFRS3 and the Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate of May 2008 in the amendments to IAS 27, apply to companies in which there are many shareholders none of which individually exercise control and do not have power to influence financial and operating policies. In order to obtain control, these shareholders must agree contractual arrangements with other shareholders. Individually these shareholders do not comply the definition of "control" of IAS 27 paragraph 4. According to this paragraph, control is defined as "the power to govern operating and financial policies of an entity so as to obtain benefits from its activities." In addition, the definition of control set forth in paragraph 13 of IAS 27 states that "Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)	power over more than half of the voting rights by virtue of an agreement with other investors;
b)	power to govern the financial and operating policies of the entity under a statute or an agreement;
c)	power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
d)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body."

Paragraph 5 of IFRIC 17 states: "This Interpretation does not apply to a distribution of a non-cash asset that is ultimately controlled by the same party or parties before and after the distribution. This exclusion applies to the separate, individual and consolidated financial statements of an entity that makes the distribution."

Therefore, when a parent company has control before and after a spin-off, such transaction is not within the scope of IFRIC 17.

Our analysis:

As we mentioned in the response to question No 1 of our response letter dated January 4, 2018, it is a fact that ASPI is the Parent Company because it owns more than 50% of common shares (voting rights) of Cementos Pacasmayo S.A.A. (CPSAA) and FOSSAL before and after the spin-off of Fosfatos del Pacífico S.A. (Fosfatos) from CPSAA to FOSSAL. As ASPI possesses more than 50% of the voting rights, it controls CPSAA and FOSSAL before and after the spin-off. As a consequence, ASPI has the power to govern the financial and operating policies so as to obtain benefits from activities of CPSAA and FOSSAL. Accordingly, without any contractual arrangement with other shareholders, ASPI has, by itself, control of both companies before and after the spin-off transaction. ASPI also appoints the majority of the members of the board of directors of both companies and as consequence has the majority of votes on the board of directors and shareholders meetings in both companies as well.

Consequently, ASPI controls the financial and operating policies of both companies and can obtain benefits from their activities, and that power is not transitory.

For the aforementioned reasons, the Company has concluded that the spin-off transaction is not within the scope of IFRIC 17 because it complies with the criteria established in paragraph 5 that states the interpretation does not apply to a distribution of a non-cash asset for companies that are ultimately controlled by the same party or parties before and after the distribution.
______________________________
Please call me (212-455-3066) with any questions you may have regarding the above responses.

Sincerely,
/s/ Jaime Mercado
Jaime Mercado
cc:   Tracie Towner
Jeanne Baker
Manuel Ferreyros
Javier Durand
Claudia Bustamante

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